Phio Pharmaceuticals Corp.

257 Simarano Drive, Suite 101

Marlborough, MA 01752

(508) 767-3861

February 7, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Joseph McCann

Re:	Phio Pharmaceuticals Corp.
Registration Statement on Form S-1
Filed October 1, 2019
File No. 333-234032

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 promulgated under the Securities Act of 1933, as amended, Phio Pharmaceuticals Corp., a Delaware corporation (the “Company”), hereby respectfully requests that the effective time of the above referenced Registration Statement on Form S-1 filed by the Company (the “Registration Statement”) be accelerated to 9:00 a.m., Eastern Daylight Time, on, February 11, 2020 or as soon thereafter as practicable.

Very truly yours,

Phio Pharmaceuticals Corp.

/s/ Gerrit Dispersyn
Gerrit Dispersyn
President and Chief Executive Officer

cc: Ryan A. Murr, Gibson, Dunn & Crutcher LLP